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                                                                      Exhibit 99

                           TRW INC. AND SUBSIDIARIES
                        COMPUTATION OF RATIO OF EARNINGS
                          TO FIXED CHARGES - UNAUDITED

                        (In millions except ratio data)



                               Six Months                     Years Ended December 31
                                  ended      --------------------------------------------------------------
                              June 30, 1998   1997            1996           1995        1994          1993
                              -------------  ------          ------         ------      ------       ------

Earnings from continuing
 operations before income
 taxes                          $402.0       $239.7(A)       $302.2(B)      $625.5      $435.5       $289.2

Unconsolidated affiliates         (0.5)        (8.0)            1.4            1.3        (0.6)         0.7

Minority earnings                  5.8         20.2            11.5           10.8         7.7          1.4

Fixed charges excluding
 capitalized interest            106.8        123.9           129.0          137.2       145.3        177.5
                                ------       ------          ------         ------      ------       ------

Earnings                        $514.1       $375.8          $444.1         $774.8      $587.9       $468.8
                                ------       ------          ------         ------      ------       ------


Fixed Charges:
Interest expense                $ 76.3       $ 75.4          $ 84.2         $ 94.7      $104.7       $137.4

Capitalized interest               1.9          4.5             3.5            5.1         6.6          7.9

Portion of rents
 representative of
 interest factor                  30.5         48.5            43.2           41.4        39.2         37.9

Interest expense of
 unconsolidated affiliates         0.0          0.0             1.6            1.1         1.4          2.2
                                ------       ------          ------         ------      ------       ------

Total fixed charges             $108.7       $128.4          $132.5         $142.3      $151.9       $185.4
                                ------       ------          ------         ------      ------       ------

Ratio of earnings to fixed
 charges                           4.7x         2.9x            3.4x           5.4x        3.9x         2.5x
                                ------       ------          ------         ------      ------       ------


(A) The 1997 earnings from continuing operations before income taxes of $239.7 million includes a $548 million earnings charge for purchased in-process research and development. See "Acquisitions" footnote in the Notes to Financial Statements of the Company's 1997 Annual Report to Shareholders.

(B) The 1996 earnings from continuing operations before income taxes of $302.2 million includes a charge of $384.8 million as a result of actions taken in the automotive and space and defense businesses. See "Divestiture and special charges" footnote in the Notes to Financial Statements of the Company's 1996 Annual Report to Shareholders.